INVESTOR PRESENTATION March 2013 Exhibit 99.6

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the
SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements  made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act
of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments
Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws;
risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA

In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 27. The company presents financial measures that it believes are customarily used by its
Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include
“EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet”
or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt
(cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, and tax adjustments”,
“Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Business overview
USA and Europe Fibre Cement
Asia Pacific Fibre Cement
Group Outlook
Summary
Appendix

Annual net sales US$1.3b
Total assets US$1.7b
Net cash US$159.5m
Operations in North America, Asia Pacific
and Europe
2,600 employees
Market cap US$4.2b
S&P/ASX 100 company
NYSE ADR listing
Note: Net sales annualised, total assets and net cash are at 31 December 2012. Total assets exclude asbestos compensation.
JHX: A GROWTH FOCUSED COMPANY

GROUP OVERVIEW

• For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 2% to US$78.6 million
• Half year operating results reflect a recovery of US$2.7 million for legal costs associated with the conclusion of RCI’s disputed amended tax assessment with the ATO and an increase of US$5.7 million in an accounting provision for certain
New Zealand product liability claims
• Half year operating results also reflect a foreign exchange gain of US$5.5 million on an Australian dollar intercompany loan
• FY2013 first half ordinary dividend of US5.0 cents per security announced
1 Comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half year of the prior fiscal year
1
Q2 Q2 %  HY HY %
FY 2013 FY 2012 Change FY 2013 FY 2012 Change
Net operating profit 15.0 127.4 (88) 83.5 128.4 (35)
Net operating profit excluding asbestos,  ASIC
expenses and tax adjustments
34.8 41.2 (16) 78.6 80.6 (2)
Diluted earnings per share excluding asbestos,  ASIC
expenses and tax adjustments (US cents) 7.9 9.4 (16) 17.9 18.3 (2)
US$ Millions

USA Fibre Cement Products
Siding
Soffit
Fascia
Trim
Backerboard
Asia Pacific Fibre Cement Products
Residential siding
Commercial exteriors
Flooring
Ceiling and internal walls

JHX: A WORLD LEADER IN FIBRE CEMENT

All numbers are for Half Year ended 30 September 2012
*  EBIT – Excludes Research and Development EBIT and Asbestos-related items

GLOBAL – BUSINESS PORTFOLIO
USA and Europe Fibre Cement Asia-Pacific Fibre Cement
78%
68%
32%
22%
69%
31%
Volume Sales EBIT*

Fibre cement is more durable than wood and engineered wood, and looks and performs better than vinyl, and cheaper and quicker to build with than brick
Engineered wood

Vinyl
Fibre  cement
FIBRE CEMENT – SUPERIOUR PRODUCT PERFORMANCE
Fire resistant
Hail resistant
Resists warping
Resists buckling
Colour lasts longer
Dimensional stability
Can be repainted

9 7 th Generation versus 2 nd Generation generic fibre cement The HardieZone™ System represents a logical extension of Hardie technology PRODUCT LEADERSHIP EXAMPLE – HARDIEZONE™ SYSTEM

Flat Sheet
Plants
Capacity
(mmsf)
Plants operating
Cleburne, Texas 500
Peru, Illinois 560
Plant City, Florida 300
Pulaski, Virginia 600
Reno, Nevada 300
Tacoma, Washington 200
Waxahachie, Texas 360
Plants suspended
Blandon, Pennsylvania 200
Fontana, California 180
Summerville, South
Carolina
190
Flat Sheet Total 3,390
Plant locations
1
Production was suspended at the
Blandon plant in October 2007; at the
Summerville plant in November 2008;
and at the Fontana plant in December
2008
•
Tacoma, WA
Plant City, FL
Waxahachie, TX
Cleburne, TX
Peru, IL
Blandon, PA
Summerville, SC
Pulaski, VA
•
Reno, NV
•
Fontana, CA
JH Plant Design Capacity

THE USA BUSINESS – LARGEST FIBRE CEMENT PRODUCER IN NORTH AMERICA
1
1
1

Note: 1) Market share figures reflect siding only; exclude fascia, soffits & trim; data reflects Repair & Remodel and New Construction markets, combined.
2) Siding volumes exclude waste factors, a change from previously reported numbers.
Sources: NAHB Builder Practices and Consumer Practices Report – 2008 Siding and Exterior Wall Finish, adjusted to reflect JH’s estimate for FC and wood categories.
Large growth opportunity

US EXTERIOR CLADDING MARKET

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 12 USA FIBRE CEMENT

1 Excludes impairment charges of US$38.6 million in Q4 FY08, US$14.3 million in Q4 FY12 and US$5.8 million in Q3 FY13 13 Quarterly EBIT and EBIT Margin EBIT EBIT Margin USA AND EUROPE FIBRE CEMENT 1

USA AND EUROPE FIBRE CEMENT 14 Average Net Sales Price (US dollars) 1 FY13 average net sales price represents 3rd quarter year-to-date; other years presented are for the full year

TOTAL U.S. HOUSING STARTS 15

Five manufacturing plants in
Asia Pacific
Net sales US$383m
EBIT US$77m
Higher value differentiated
products
Lower delivered cost
Growth model
Asia Pacific manufacturing facilities. Net Sales and EBIT as at 31 December 2012 annualised.
ASIA PACIFIC FIBRE CEMENT

17 General purpose flooring Exterior cladding Philippines Australia New Zealand Australia Ceilings and partitions Interior walls 17 ASIA PACIFIC FIBRE CEMENT - EXAMPLES

CAPITAL MANAGEMENT

On 23 July 2012, the Company paid a FY2012 second half dividend of US$166.4 million, reflecting a payment  of US38.0 cents per security (nil in FY12). On 25 January 2013, the Company paid a
FY2013 first half dividend of US$22.1 million (US$17.4 million in FY12), reflecting a payment of
US5.0 cents per security (US4.0 cents in FY12)
No share buyback activity occurred during the nine months
As announced on 15 November 2012, the company expects to be in a position to make further distributions to shareholders in the near term as follows:
subject to share price levels, the company intends to distribute approximately US$150 million to shareholders under its existing share buyback program, which expires in May 2013;
for dividends payable in respect of financial year 2014 onwards, the company intends to increase its dividend payout ratio from 20% to 30% of net operating profit (excluding asbestos adjustments)
to 30% to 50% of net operating profit (excluding asbestos adjustments); and
if and to the extent the company does not undertake share buybacks between today and the announcement of FY2013 results in May 2013, the company will consider an increase of its dividend payout ratio for FY2013. In this event, the dividend in respect of the second half of
FY 2013 is anticipated to be approximately US35.0 cents per security, subject to certain conditions as outlined in the 15 November 2012 announcement

GROUP OUTLOOK
United States
Industry data indicates consistent improvement in builder confidence and increased activity in the US housing market - momentum of recovery appears well founded
In anticipation of housing recovery continuing, the business is funding initiatives to improve organisational capabilities, which has constrained earnings
Growth in sales over the next twelve months is expected to exceed spending on organisational initiatives and improve EBIT to revenue margins
Capital expenditure of US$34 million approved for reconfiguration and refurbishment of the Fontana, CA plant, which is scheduled to re-open in early calendar year 2014
Asia Pacific
In Australia, the market environment remains subdued and market demand is not expected to improve in the near term
The New Zealand housing market continues to improve
In the Philippines, the business continues to perform well and is expected to continue to contribute consistent earnings in a stable operating environment

We have a strong, well-established, growth-focused, strong cash-generating and high return business
We have a sustainable competitive advantage
Our model for strong growth is based on:
– Large market opportunity
– Superior value proposition
– Proprietary and/or protected technology
– Ongoing commitment to research and development
– Significant organisational advantages
– Focused strategy and organisational effort
– Scale
Throughout the low demand environment the company has performed exceptionally well, consistently delivering solid financial returns
The company is well positioned to leverage its increased capabilities as the recovery progresses

SUMMARY

APPENDIX

Aggressively grow demand
for our products in targeted
market segments
Grow our overall market
position while defending our
share in existing market
segments
Introduce differentiated
products to deliver a
sustainable competitive
advantage
Industry
leadership and profitable growth
GLOBAL STRATEGY

*
Certain reclassifications have been reflected in the prior periods shown above to conform with current period presentation
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, tax benefit related to asbestos adjustments, ASIC expenses/recoveries, asset impairments, New Zealand product liability expenses and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, asset impairments, New Zealand product liability expenses and ASIC expenses/recoveries
3    Includes restricted cash set aside for AFFA
Note: For the 2012 and 2011 financial years, key ratios for the nine month period have been presented above for comparative purposes

KEY RATIOS
*
9 Months
FY 2013
9 Months
FY 2012
9 Months
FY2011
EPS (Diluted)
25.8c 24.9c 18.9c
EBIT/ Sales (EBIT margin)
14.5% 16.4% 15.7%
Gearing Ratio
-13.9% -2.0% 4.6%
Net Interest Expense Cover
43.6x 25.8x 24.2x
Net Interest Paid Cover
110.8x 24.9x 22.6x
Net Debt Payback
- - 0.3yrs
1
2
1
2
2
3

FY07 FY08 FY09 FY10 FY11 FY12
Net Sales
US$m
1,262 1,144 910 828 814 862
Sales Volume
mmsf
2,148 1,916 1,508 1,303 1,248 1,332
Average Price
US$ per msf
588 597 604 635 652 647
EBIT
US$m
362 313 200 208 160 156
EBIT Margin
%
29 27 22 25 20 19
USA AND EUROPE 5 YEAR RESULTS OVERVIEW

FY07 FY08 FY09 FY10 FY11 FY12
Net Sales
US$m
223 298 273 296 353 376
Sales Volume
mmsf
390 398 390 389 407 392
Average Price
US$ per msf
842 862 879 894 916 916
EBIT
US$m
39 50 47 58 79 79
EBIT Margin
%
16 17 17 20 23 21
ASIA PACIFIC 5 YEAR RESULTS OVERVIEW

RESULTS – Q3

US$ Millions  Q3 '13 Q3 '12 % Change
Net sales  320.4 283.0 13
Gross profit  96.2 90.6 6
SG&A expenses  (59.7) (48.0) (24)
Research & development expenses  (9.9) (7.3) (36)
Asset impairments (5.8) - -
Asbestos adjustments  11.7 (33.5) -
EBIT  32.5 1.8 -
Net interest income (expense) 2.1 (1.5) -
Other income  0.5 1.5 (67)
Income tax expense (3.6) (6.6) 45
Net operating profit (loss) 31.5 (4.8) -

This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as
EBIT as a percentage of net sales
Operating profit before income taxes - is equivalent to the US GAAP measure of income before income taxes
Net operating profit - is equivalent to the US GAAP measure of net income

ENDNOTES

Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on Capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes

NON-US GAAP FINANCIAL MEASURES
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
EBIT $ 32.5 $ 1.8 $ 137.8 $ 162.9
Asbestos:
Asbestos adjustments (11.7) 33.5 (14.5) (15.2)
AICF SG&A expenses 0.5 0.9 1.2 2.3
Asset impairments 5.8 - 5.8 -
ASIC expenses 0.1 0.3 0.5 1.0
New Zealand product liability expenses 7.5 0.3 13.2 1.0
EBIT excluding asbestos, asset impairments, ASIC
expenses and New Zealand product liability
expenses 34.7 36.8 144.0 152.0
Net sales $ 320.4 $ 283.0 $ 994.5 $ 928.2
EBIT margin excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability expenses 10.8% 13.0% 14.5% 16.4%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Net operating profit (loss) $ 31.5 $ (4.8) $ 115.0 $ 123.6
Asbestos:
Asbestos adjustments (11.7) 33.5 (14.5) (15.2)
AICF SG&A expenses 0.5 0.9 1.2 2.3
AICF interest income (3.4) (0.8) (5.6) (2.2)
Tax expense (benefit) related to asbestos 2.5 (0.1) 5.1 (0.1)
Asset impairments 5.8 - 5.8 -
ASIC expenses 0.1 0.3 0.5 1.0
New Zealand  product liability expenses 7.5 0.3 13.2 1.0
Tax adjustments (4.0) (1.3) (7.6) (1.1)
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand product
liability expenses and tax adjustments $ 28.8 $ 28.0 $ 113.1 $ 109.3

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand product
liability expenses and tax adjustments $ 28.8 $ 28.0 $ 113.1 $ 109.3
Weighted average common shares outstanding -
Diluted (millions) 440.3 435.0 439.0 438.4
Diluted earnings per share excluding asbestos, asset
impairments,  ASIC expenses, New Zealand product
liability expenses and tax adjustments (US cents) 6.5 6.4 25.8 24.9
Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New
Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Operating profit before income taxes $ 35.1 $ 1.8 $ 141.3 $ 158.7
Asbestos:
Asbestos adjustments (11.7) 33.5 (14.5) (15.2)
AICF SG&A expenses 0.5 0.9 1.2 2.3
AICF interest income (3.4) (0.8) (5.6) (2.2)
Asset impairments 5.8 - 5.8 -
Operating profit before income taxes excluding
asbestos and asset impairments  $ 26.3 $ 35.4 $ 128.2 $ 143.6
Income tax expense (3.6) (6.6) (26.3) (35.1)
Asbestos:
Tax expense (benefit) related to asbestos adjustments 2.5 (0.1) 5.1 (0.1)
Tax adjustments (4.0) (1.3) (7.6) (1.1)
Income tax expense excluding tax adjustments (5.1) (8.0) (28.8) (36.3)
Effective tax rate 10.3% 366.7% 18.6% 22.1%
Effective tax rate on earnings excluding asbestos, asset
impairments and tax adjustments 19.4% 22.6% 22.5% 25.3%

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
EBIT $ 32.5 $ 1.8 $ 137.8 $ 162.9
Depreciation and amortisation 17.3 17.0 48.0 47.8
Adjusted EBITDA $ 49.8 $ 18.8 $ 185.8 $ 210.7
Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements

INVESTOR PRESENTATION March 2013